SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))

TARO PHARMACEUTICAL INDUSTRIES LTD.
(ISSUER)
(Names of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

SUBRAMANIAN KALYANASUNDARAM
CHIEF EXECUTIVE OFFICER AND DIRECTOR
TARO PHARMACEUTICAL INDUSTRIES LTD.
C/O TARO PHARMACEUTICALS U.S.A., INC.
3 SKYLINE DRIVE
HAWTHORNE, NY 10532
(914) 345-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
PETER D. LYONS, ESQ.
ELIZA W. SWANN, ESQ.
SHEARMAN & STERLING LLP
599 LEXINGTON AVENUE
NEW YORK, NEW YORK 10022
(212) 848-4000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$200,000,000	$25,760

(1)
Estimated solely for purposes of calculating the filing fee.  This amount is based upon the offer to purchase for up to $200 million in value of ordinary shares of Taro Pharmaceutical Industries Ltd. at a price not greater than $97.50 per share nor less than $84.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $128.80 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,760	Filing Party: Taro Pharmaceutical Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: November 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2013 (the “Schedule TO”) relating to the offer by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel, to purchase up to $200 million in value of its ordinary shares, nominal (par) value NIS 0.0001 per share, at a price not greater than $97.50 per share nor less than $84.50 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.  Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged.  This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEM 4.  TERMS OF THE TRANSACTION.

The information set forth in Item 4 is hereby amended and supplemented by the following:

(1)
The second and third paragraphs under the sub-section “Major Shareholders” of Section 10 of the Offer to Purchase (“Certain Information Concerning the Company”) are deleted in their entirety and replaced with the following paragraph:

“Sun Pharma Global Inc. (“Sun Global”) and Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”) (successor to Sun Pharmaceuticals Industries Inc.) are each direct wholly-owned subsidiaries of Sun Pharma.  Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”) is an indirect subsidiary of Sun Pharma.  Taro Development Corporation (“TDC”) is a subsidiary of Caraco, and Morley and Company, Inc. (“Morley”) is a subsidiary of TDC.  The business address of Sun Global is c/o Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532, and the business telephone number is +1-914-345-9000.  The business address of Caraco is 1150 Elijah McCoy Drive, Detroit, MI 48202, United States, and its business telephone number is +1-313-871-8400.  The business address of Alkaloida is Kabay János u. 29, H-4440 Tiszavasvári, Hungary, and its business telephone number is +36-42-275-511.  The business address of TDC is 270 Prospect Plains Road, Cranbury, NJ 08512, United States, and its business telephone number is +1-609-495-2800.  The business address of Morley is 270 Prospect Plains Road, Cranbury, NJ 08512, United States, and its business telephone number is +1-609-495-2800.

•
Sun Pharma shares voting and dispositive power of 29,497,813 ordinary shares, of which 58,500 ordinary shares are held by Sun Global, 27,105,511 ordinary shares are held by Alkaloida, and 2,333,802 ordinary shares are held indirectly by Caraco.

•	Sun Global shares voting and dispositive power of 27,164,011 ordinary shares, of which 27,105,511 ordinary shares are held by Alkaloida.

•	Alkaloida shares voting and dispositive power of 27,105,511 ordinary shares.

•	Caraco shares voting and dispositive power of 2,333,802 ordinary shares, of which 2,333,022 ordinary shares are held by TDC, and 780 ordinary shares are held by Morley.

•	TDC shares voting and dispositive power of 2,333,802 ordinary shares, of which 780 ordinary shares are held by Morley.

Sun Pharma, Sun Global, Caraco, Alkaloida, TDC and Morley are collectively referred to herein as the “Sun Entities.””

(2)
The second full paragraph of Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is deleted in its entirety and replaced with the following paragraph:

“Only one of our directors and executive officers directly owns any shares in the Company.  As of November 22, 2013, Michele Visosky directly owned an aggregate of 258 shares, representing less than 0.01% of the total number of outstanding shares.  Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders.  Ms. Visosky has indicated that she intends to tender all 258 of her shares.”

(3)
The second sentence of the first paragraph under the sub-section “Share Ownership by Directors and Executive Officers” of Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is deleted in its entirety and replaced with the following paragraph:

“Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Taro Pharmaceutical Industries Ltd., c/o Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532, and the business telephone number is +1-914-345-9000.”

(4)
The first sentence of the first paragraph under the sub-section “Recent Securities Transactions” of Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is amended and supplemented by adding the words “after having made a reasonable inquiry” after the phrase “Based on our records and to the best of our knowledge”.

(5)
Section 12 of the Offer to Purchase (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) is amended and supplemented by adding the following language at the end of Section 12:

“At the maximum Final Purchase Price of $97.50 per share, the Company would purchase 2,051,282 shares if the Offer is fully subscribed, which would represent approximately 4.6% of the issued and outstanding shares as of November 20, 2013.  At the minimum Final Purchase Price of $84.50 per share, the Company would purchase 2,366,863 shares if the Offer is fully subscribed, which would represent approximately 5.3% of the issued and outstanding shares as of November 20, 2013.  If the Company were to purchase approximately 4.6% of the issued and outstanding shares, the pro forma earnings per share for the six-month period ended September 30, 2013 would increase approximately 4.8% as a result of the purchase.  If the Company were to purchase approximately 5.3% of the issued and outstanding shares, the pro forma earnings per share for the six-month period ended September 30, 2013 would increase approximately 5.6% as a result of the purchase.”

(6)	The first paragraph of Section 17 of the Offer to Purchase (“Miscellaneous”) is deleted in its entirety and replaced with the following paragraph:

“We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute.  If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the ordinary shares pursuant thereto, we will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer.  If, after this good faith effort, we cannot comply with the state statute, subject to applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of the ordinary shares in that state.  In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, we will endeavor to make arrangements to have the Offer made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdictions.”

ITEM 11.  ADDITIONAL INFORMATION.

The information set forth in Item 11 is hereby amended and supplemented by the following:

(1)	Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is amended and supplemented by adding the following adding the following language at the end of Section 13:

“On November 19, 2013, certain shareholders of the Company filed a claim with the District Court for the Central District in Israel requesting a declarative order stating that certain resolutions adopted at the Annual General Meeting of the Shareholders of the Company on September 12, 2013 are void.  Even if the challenge were successful and the court were to rule that the adoption of these resolutions was not valid under Israeli law, this outcome would have no effect on the validity of the Offer to Purchase.

The resolutions being challenged include the following: (i) approval of the compensation being paid to three directors, including the Chairman and CEO; (ii) approval of the Company’s compensation policy; and (iii) re-election of the Company’s two statutory external directors.  Alternatively, the claimants request that the court order that the votes of all of the shareholders who voted without stating whether they have a “personal interest” will be disqualified and will not be counted as valid votes.  Although these shareholders expressed opposition to the adoption of these resolutions prior to (and during) such meeting, the resolutions in question were all approved by majorities exceeding 90% of all shares voting at the meeting, including a majority of shares not held by the Sun Entities or shareholders with a “personal interest” in the resolutions (as required by the Israeli Companies Law).

The claimants assert that the procedures that led to the assembly of the general meeting and the adoption of the resolutions noted above did not comply with the requirements of the Israeli Companies Law.  The Company believes that such procedures were in full compliance with the Israeli Companies Law, and will respond to these allegations in court.  Irrespective of the outcome, however, as previously explained, the claims raised by the plaintiffs have no effect on the validity of the approval of this Offer to Purchase by the Company’s Board of Directors.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 6, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director